

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 27, 2017

Kenichiro Yoshida
Executive Deputy President and Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku
Tokyo 108-0075
Japan

> **Re: Sony Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2016**
> **Filed June 17, 2016**
> **File No. 001-06439**

Dear Mr. Yoshida:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications